Exhibit 99.1

SUPPLEMENTAL INDENTURE
Made effective as of June 4, 2014.
BETWEEN:
BTE HOLDINGS S.À R.L., a private limited liability company (société à responsabilité limitée) with registered office at 99, Grand Rue, L-1661 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 186 760 and having on the date hereof a share capital of USD 40,000, BTE FINANCE S.À R.L., a private limited liability company (société à responsabilité limitée) with registered office at 99, Grand Rue, L-1661 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 186 923 and having on the date hereof a share capital of USD 20,000, BEL FINANCIAL SERVICES S.À R.L., a private limited liability company (société à responsabilité limitée) with registered office at 99, Grand Rue, L-1661 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 154 612 and having on the date hereof a share capital of USD 36,000, and BTE FINANCE COMPANY LTD., as Guarantors
and
BAYTEX ENERGY CORP., as issuer
and
VALIANT TRUST COMPANY, as Indenture Trustee
WHEREAS:

1.
Baytex Energy Corp. ("Baytex") and Valiant Trust Company are parties to an amended and restated trust indenture dated as of January 1, 2011 (as amended or supplemented to the date hereof, the "Indenture") with respect to certain Debt Securities of Baytex;

2.
Each of BEL Financial Services S.à r.l., BTE Holdings S.à r.l. and BTE Finance S.à r.l. (collectively, the "LuxCo Guarantors" and each, a "LuxCo Guarantor") and BTE Finance Company Ltd. ("BTE") are direct or indirect wholly-owned subsidiaries of Baytex;

3.
Each of the LuxCo Guarantors and BTE desires to become a Guarantor under the Indenture and has duly authorized its guarantee of the Debt Securities and the execution and delivery of this Supplemental Indenture;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
This Supplemental Indenture shall be supplemental to and read together with the Indenture for all purposes. Every holder of a Debt Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. Except as expressly set forth herein, the Indenture is in all respects ratified and confirmed and all terms, conditions and provisions thereof shall remain in full force and effect. The Indenture, as amended and supplemented hereby, is herein referred as the

"Amended Indenture". Capitalized terms used herein, including the preamble hereto, shall have the same meaning as in the Indenture.

2.	Each of the LuxCo Guarantors and BTE hereby agree to be bound by the terms of the Amended Indenture as a Guarantor and as if each of the LuxCo Guarantors and BTE were original signatories thereto.

3.	This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto.

4.
Notwithstanding the foregoing and any other provision of the Amended Indenture (or any other document entered into by a LuxCo Guarantor in connection therewith) to the contrary, the payment and guarantee undertaking of each LuxCo Guarantor under Article 14 of the Amended Indenture for the Indenture Obligations of either Baytex or any Subsidiary which is not a Subsidiary of such LuxCo Guarantor shall be limited at any time, to an aggregate amount not exceeding 99% of the greater of:

(a)
such LuxCo Guarantor's own funds ("capitaux propres") and the debt owed by such LuxCo Guarantor to any of its direct or indirect shareholders, as determined by Article 34 of the Luxembourg law of 19 December 2002 on the register of commerce and companies, accounting and companies annual accounts, as amended, as at the date of this Supplemental Indenture; and

(b)
such LuxCo Guarantor's own funds ("capitaux propres") and the debt owed by such LuxCo Guarantor to any of its direct or indirect shareholders, as determined by Article 34 of the Luxembourg law of 19 December 2002 on the register of commerce and companies, accounting and companies annual accounts, as amended, as at the date demand is made under the Amended Indenture pursuant to Article 14 thereof.

The above limitation shall not apply to any amounts received under the Debt Securities and in each case made available, in any form whatsoever, to a LuxCo Guarantor or any of its Subsidiaries.

5.
This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta. Each of the parties hereto hereby attorns and submits to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Supplemental Indenture. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Supplemental Indenture.

6.
Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by the Amended Indenture to be made upon, given or furnished to or filed with either of the LuxCo Guarantors and BTE shall be sufficient for any purpose hereunder (unless otherwise herein expressly provided) if in writing, and mailed, first class postage prepaid, addressed to the applicable LuxCo Guarantor or BTE or by facsimile as follows:

(a)	if to a LuxCo Guarantor, at:

99, Grand Rue
L-1661, Luxembourg
Grand Duchy of Luxembourg

Attention: Board of Managers
Facsimile: +352 2673 4453

(b)	if to BTE at:

c/o Baytex Energy Corp.
Centennial Place, East Tower
2800, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

Attention: Chief Financial Officer
Facsimile: (587) 952-3029 (with receipt confirmed by telephone at (587) 952-3120)
or at any other address or facsimile number previously furnished in writing to the Trustee by such Guarantor.

7.	This Supplemental Indenture may be executed in any number of counterparts and all counterparts, taken together, shall constitute one and the same Supplemental Indenture.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed effective as of the day and year first above written.

BEL FINANCIAL SERVICES S.À R.L.		BTE HOLDINGS S.À R.L.
Per:	("Signed")	Per:	("Signed")
	Paul de Haan Authorised Signatory		Paul de Haan Authorised Signatory

BTE FINANCE S.À R.L.		BTE FINANCE COMPANY LTD.
Per:	("Signed")	Per:	("Signed")
	Paul de Haan Authorised Signatory		Rodney D. Gray Chief Financial Officer
		Per:	("Signed")
Murray J. Desrosiers Corporate Secretary
BAYTEX ENERGY CORP.		VALIANT TRUST COMPANY
Per:	("Signed")	Per:	("Signed")
Rodney D. Gray Chief Financial Officer
Per:	("Signed")	Per:	("Signed")
Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary